                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 6)*

                                COASTCAST CORP.
                             ---------------------
                               (Name of Issuer)

                     SHARES OF COMMON STOCK, NO PAR VALUE
                     ------------------------------------
                        (Title of Class of Securities)

                                  19057T 10 8
                                (CUSIP Number)


                               JONATHAN P. VANNINI
                               -------------------
                                828 Irwin Drive
                                ---------------
                            Hillsborough, CA  94010
                            -----------------------
                                (650) 347-1800
                                --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              - with copies to -

                           Bernard J. Cassidy, Esq.
                       Wilson Sonsini Goodrich & Rosati
                              650 Page Mill Road
                             Palo Alto, CA  94304
                                (650) 493-9300

                               December 28, 1998
                               -----------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

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CUSIP NO. 19057T 10 8
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1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                JONATHAN P. VANNINI
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2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [_]
                                                                                     (b) [_]
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3               SEC USE ONLY

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4               SOURCE OF FUNDS*

                PF
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5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

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6               CITIZENSHIP OR PLACE OF ORGANIZATION

                UNITED STATES
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                                                 7  SOLE VOTING POWER
                                                    711,000

  NUMBER OF                           -------------------------------------------------------------------
    SHARES                                       8  SHARED VOTING POWER
 BENEFICIALLY                                       0
   OWNED BY                           -------------------------------------------------------------------
     EACH                                        9  SOLE DISPOSITIVE POWER
  REPORTING                                         711,000
    PERSON                            -------------------------------------------------------------------
     WITH                                       10  SHARED DISPOSITIVE POWER
                                                    0
---------------------------------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                711,000
---------------------------------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [_]
---------------------------------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                8.88%
---------------------------------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON*
                IN
---------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 19057T 10 8
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ITEM 1.   SECURITY AND ISSUER.

          Securities acquired:          Shares of common stock, no par value per
                                        share ("Common Stock")

          Issuer:                       Coastcast Corp.
                                        3025 East Victoria Street
                                        Rancho Dominguez, CA  90221
                                        Tel. No. (310) 638-0595

ITEM 2.   IDENTITY AND BACKGROUND.

          This Schedule 13D is filed on behalf of Jonathan P. Vannini (the "Purchaser").

          The business address of the Purchaser is 828 Irwin Drive, Hillsborough, California 94010. The Purchaser's principal business is that of a private investor. The Purchaser is a citizen of the United States.

          The Purchaser has not during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS.

          Purchaser acquired beneficial ownership of his Common Stock of Coastcast Corp. (the "Issuer") through his personal brokerage account at Smith Barney Inc. The source of funds for the Purchaser's previous transactions was in part the Purchaser's personal funds and in part margin credit extended to Purchaser by Smith Barney Inc. through the Purchaser's personal brokerage account, which is subject to the client agreement between Purchaser and Shearson Lehman Brothers Inc., the predecessor-in-interest of Smith Barney Inc., attached to the fourth amendment to the Schedule 13D filed on October 16, 1998.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Purchaser acquired shares of the Issuer's Common Stock as an investment in order (a) to obtain an equity position in the Issuer and (b) to maximize the value of that investment.

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CUSIP NO. 19057T 10 8
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          The Purchaser has a present intention to influence control of the Issuer. Mr. Vannini has been elected to the Board of Directors of Coastcast and will serve as director until the next annual meeting of shareholders and until his successor is elected and qualifies.

          The Purchaser reserves the right to acquire, or dispose of, additional securities of the Issuer, to the extent

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CUSIP NO. 19057T 10 8
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          deemed advisable in light of his general investment and trading policies, market conditions, or other factors, and to the extent such acquisition or disposal of securities does not violate the Agreement between the Purchaser and Coastcast.

          Other than as described above, the Purchaser has no present plans or proposals which would result in any of the following:

               1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               2) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               3)   any material change in the dividend policy of the Issuer;

               4) any other material change in the Issuer's business or corporate structure;

               5) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               6) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

               7) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

               8)   any action similar to any of those enumerated above.

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CUSIP NO. 19057T 10 8
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ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               (a) According to the Issuer's most recent Quarterly Report on Form 10-Q, filed on November 12, 1998, there were issued and outstanding 8,006,404 shares of Common Stock. As of the date hereof, the Purchaser has beneficial ownership of 711,000 such shares, representing approximately 8.88% of the Common Stock of the Issuer.

               (b) The Purchaser has the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of a total of 711,000 shares of Common Stock of the Issuer.

               (c) The Purchaser has not engaged in any transactions involving the Issuer's securities since the filing of the fifth amendment to the initial Schedule 13D on November 17, 1998, other than the sale of 200,000 shares of common stock on December 28, 1998.

               (d)   Not Applicable.

               (e)   Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Not Applicable.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

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CUSIP NO. 19057T 10 8
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                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 11, 1999
                 --


                                    By: /s/ Jonathan P. Vannini
                                       ---------------------------
                                        Jonathan P. Vannini